EXHIBIT 12

GE FINANCIAL ASSURANCE HOLDINGS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in millions)
Nine Months Ended September 28, 2002
(Unaudited)

Ratio of Earnings to Fixed Charges
Net earnings	$683
Provision for income taxes	300
Minority interest	3
Cumulative effect of accounting changes	380

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle	1,366

Fixed charges:
Interest expense	104
Interest portion of net rentals	22

Total fixed charges	126

Less interest capitalized, net of amortization	2

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle, plus fixed charges	$1,490

Ratio of earnings to fixed charges	11.9

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.